UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                           One World Online.com, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   682426 10 1
                                 (CUSIP Number)

                                David N. Nemelka
                         4778 North 300 West, Suite 200
                                Provo, Utah 84604
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 6, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1 Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of
  Above Persons
            David N. Nemelka
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2 Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [X] *
            (b) [ ]
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3 SEC Use Only

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4 Source of Funds
            PF
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items
  2(d) or 2(e)
            Not applicable
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6 Citizenship of Place of Organization
            United States
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Number of Shares       7 Sole Voting Power
Beneficially                      2,132,393 **
Owned by Each
Reporting Person
With
                   -------------------------------------------------------------
                       8 Shared Voting Power
                                  2,219,412

                   -------------------------------------------------------------
                       9 Sole Dispositive Power
                                  2,132,393 **

                   -------------------------------------------------------------
                      10 Shared Dispositive Power
                                  2,219,412

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11 Aggregate Amount Beneficially Owned by Each Reporting Person
             4,351,805

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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions) [X]

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13 Percentage of Class Represented by Amount in Row (11)
             23.98% **

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14 Type of Reporting Person (See Instructions)
             IN

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* With the exception of the Series A Convertible Preferred Stock, Mr. Nemelka
disclaims the existence of a group with respect to all shares of One World Online.com, Inc. stock beneficially owned by Mr. Nemelka.

** Assumes conversion of all derivative securities. Also assumes conversion of $1,400,000 in convertible promissory notes at $1.3125 per share (closing stock price as of 02/06/01). These notes are subject to a floating conversion rate so the actual conversion rate could vary materially from the assumed conversion rate.

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

Item 1. Security and Issuer

         This statement on Schedule 13D relates to the shares of common stock of One World Online.com, Inc., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 4778 North 300 West, Suite 200, Provo, Utah 84604.

Item 2. Identity and Background

         (a) This statement is being filed by David N. Nemelka.

         (b) Mr. Nemelka's business address is 4778 North 300 West, Suite 200, Provo, Utah 84604.

         (c) Mr. Nemelka's principal occupation is president of the Company.

         (d) During the past five years Mr. Nemelka has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years Mr. Nemelka has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Nemelka is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration

         In October 2000, the Company entered into a Revolving Loan and Security Agreement with Tradeco Corp., a Utah corporation ("Tradeco"). Tradeco is a nominee of David N. Nemelka, the president of the Company. Under the terms of the agreement, Tradeco agreed to make periodic loans to the Company in an aggregate principal amount at any one time outstanding not to exceed $2,000,000 for a twelve month period. The obligation of Tradeco to lend funds is limited by certain conditions set forth in the Revolving Loan and Security Agreement. All amounts lent are evidenced by convertible promissory notes that bear interest at the rate of percent (10%) per annum until the convertible note is paid in full or converted. Principal and accrued interest is due and payable in a single balloon payment on January 15, 2002. As additional consideration, Tradeco is entitled to warrants to acquire one share of the Company's common stock for every two ($2) in funds (excluding interest) lent to the Company under the Revolving Loan and Security Agreement. Said warrants are exercisable at $5.50 per share for a period ending on the five year anniversary of the date of grant. The Company has agreed that if Tradeco will provide an additional $200,000 investment in the Company under certain specified terms and conditions then the Company will reduce the exercise price of the warrants issued and to be issued under the Revolving Loan and Security Agreement from $5.50 per share to $3.00 per share.

         Tradeco has the right, at its option, at any time prior to the maturity date, to convert the principal and accrued interest of the notes into common stock of the Company, at the lesser of (i) $3.50 per share or (ii) the average of the average closing bid price of the Company's common shares quoted on the Nasdaq Stock Market System or reported on the NASD's OTC Bulletin Board during the ten trading days preceding the conversion date, subject to a minimum conversion price of one dollar ($1). Tradeco must convert all of the principal and accrued interest if any amount is converted. No payment or adjustment shall be made upon any conversion with respect to any dividends on the common stock delivered upon conversion.

         Prior to conversion, the Company may, in its sole discretion, call one or more notes for payment. Tradeco has a 30-day period after the Company gives notice of the call to convert the its note(s). Unless so converted, the Company shall pay to Tradeco the principal and accrued, but unpaid, interest due as of

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

the expiration the conversion right (i.e., 30 days after notice of the call has been sent to holder), in exchange for which Tradeco is required to deliver the note to the Company.

         The Company drew down $100,000 on February 6, 2001 under the Revolving Loan and Security Agreement. Mr. Nemelka funded the February 6, 2001 loan to the Company with personal funds. Mr. Nemelka has funded amounts drawn down under the Revolving Loan and Security Agreement prior to February 6, 2001 primarily with personal funds. Mr. Nemelka funded the acquisition of the Series A Preferred Stock, in part, through a subscription receivable to the Company as more fully described in Item 6.

Item 4.  Purpose of Transaction

         (a) As described in Item 3, the Revolving Loan and Security Agreement was effected at the request of the Company in order to provide the Company with necessary working capital. Except for the additional $600,000 that is available for draw under the Revolving Loan and Security Agreement and subscription receivable relating to the Series A Convertible Preferred Stock, Mr. Nemelka does not have any contractual obligations to provide the Company with additional funding. If required, Mr. Nemelka may make additional investments in the Company to provide the Company with necessary short-term working capital.

         (b)-(j) Mr. Nemelka has no present plans or proposals which relate to, or would result in, any of the actions enumerated in paragraphs (b)-(j) of this Item.

Item 5. Interest in Securities of the Issuer

         (a) Mr. Nemelka beneficially owns approximately 4,351,805 shares of common stock. Mr. Nemelka's beneficial ownership includes the following:

         o        164,000 shares that are owned by Tradeco, a nominee of Mr.
                  Nemelka;
         o 2,119,412(1) shares that are deemed to be indirectly owned by Mr. Nemelka;
         o 100,000 shares of Series A Convertible Preferred Stock(2) that are deemed to be indirectly owned by Mr. Nemelka and that are convertible into 100,000 shares of common stock;
         o 1,084,493(3) shares that are issuable upon conversion of convertible promissory notes under the Revolving Loan and Security Agreement (includes accrued interest as of 2/6/01) that are held by Tradeco, a nominee of Mr. Nemelka;


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(1) This total includes 750,000 of the 1,500,000 shares that are owned by D.K.
Enterprises, LLC, a Utah limited liability company ("DKE") which is owned one-half by Mr. Kelly Thayer, the Company's CEO, and one-half by David N. Nemelka. The DKE shares are subject to an agreement whereby 750,000 shares shall be distributed to Mr. Thayer and 750,000 shares shall be distributed to David N. Nemelka on June 1, 2001, subject to them remaining as either an officer or director of the Company. Mr. Nemelka disclaims beneficial ownership of 750,000 shares of the common stock owned by DKE.

(2) The OWOL Founders Voting Trust owns 300,000 shares of Series A Convertible Preferred Stock. David R. Nemelka, the father of David N. Nemelka, Kelly M. Thayer and David N. Nemelka are the beneficiaries of the OWOL Founders Voting Trust. Except as otherwise required by applicable law, all voting rights of the Company are vested in and exercised by the holders of the common stock and Series A Convertible Preferred Stock, voting as a single group, with each share of common stock being entitled to one (1) vote and each of the Series A Convertible Preferred shares being entitled to one hundred (100) votes. The shares held by the OWOL Founders Voting Trust are voted by David N. Nemelka, the trustee of the OWOL Founders Voting Trust. Mr. Nemelka disclaims beneficial ownership of 200,000 shares of Series A Convertible Preferred Stock held by OWOL Founders Voting Trust.

(3) These notes are convertible at the lesser of (i) $3.50 or (ii) the average closing bid price of the Company's common stock during the 10 trading day preceding the conversion date, subject to a minimum conversion price of $1. As a result, the actual number of shares received upon conversion of these notes may be substantially different than the 1,084,493 shares reported. The 1,084,493 shares assume conversion of $1,400,000 in convertible promissory notes (1,066,667 shares) and accrued interest through February 6, 2001 (17,826 shares) at $1.3125 per share (closing price as of 02/06/01).

         o 19,900 shares that are issuable upon conversion of a convertible promissory note (includes accrued interest as of 2/6/01) that is held by Tradeco, a nominee of Mr. Nemelka; and
         o Warrants exercisable for 864,000 shares that are held by Tradeco, a nominee of Mr. Nemelka.

         Mr. Nemelka beneficially owns approximately 23.98%(4) of the Company's outstanding common stock as of February 6, 2001.

         The OWOL Founders Voting Trust owns 300,000 shares of Series A Convertible Preferred Stock which represents 1.83% of the Company's outstanding common stock as of February 6, 2001.


         (b) With respect to the shares beneficially owned as described in Item 5(a), Mr. Nemelka has (i) sole power to vote or to direct the vote of 2,132,393 shares; (ii) shared power to vote or to direct the vote of 2,219,412 shares;
(iii) sole power to dispose or to direct the disposition of 2,132,393 shares; and (iv) shared power to dispose or to direct the disposition of 2,219,412 shares.

         With respect to the shares beneficially owned as described in Item 5(a), OWOL Founders Voting Trust has (i) sole power to vote or to direct the vote of 300,000 shares of Series A Convertible Preferred Stock; (ii) shared power to vote or to direct the vote of no shares of Series A Convertible Preferred Stock; (iii) sole power to dispose or to direct the disposition of 300,000 shares of Series A Convertible Preferred Stock; and (iv) shared power to dispose or to direct the disposition of no shares of Series A Convertible Preferred Stock. The shares held by the OWOL Founders Voting Trust are voted by David N. Nemelka, the trustee of the OWOL Founders Voting Trust.

         The business address of The OWOL Founders Voting Trust is 4778 North 300 West, Suite 200, Provo, Utah 84604.

         (c) The Company has drawn down $1,400,000 of funds from Tradeco under the Revolving Loan and Security Agreement. Within the last 60 days the Company has drawn down the following amounts on the specified dates:

                         Date                          Amount
                         ----                          ------
                December 15, 2000                      $100,000
                December 20, 2000                      $100,000
                January 3, 2001                        $200,000
                January 16, 2001                       $120,000
                January 22, 2001                        $80,000
                February 6, 2001                       $100,000

         In addition to the foregoing transactions that occurred within the last sixty days, Mr. Nemelka purchased 30,000 shares of common stock in the market and the Arianne Nemelka Support Foundation received a donation of 7,412 shares of common stock.

         (d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in Item 5(a) and to which Mr. Nemelka has reported indirect beneficial ownership.

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(4) Assumes conversion of all derivative securities. Also assumes conversion of
$1,400,000 in convertible promissory notes at $1.3125 per share (closing stock price as of 02/06/01). These notes are subject to a floating conversion rate so the actual conversion rate could vary materially from the assumed conversion rate. See note 3 above.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         In May 2000, the Company created and issued 300,000 shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock was issued in consideration for $900,000. $300,000 of the subscription price was paid in May 2000. The remaining $600,000 of the subscription price is due in May 22, 2003, together with interest at the rate of eight percent (8%) per annum. 100,000 shares of Series A Convertible Preferred Stock were issued to an entity controlled by David N. Nemelka, President and Chief Executive Officer of the Company, an entity controlled by Kelly M. Thayer, Chairman of the Company and an entity controlled by David R. Nemelka and Ingrid F. Nemelka, the parents of David N. Nemelka. The holders of the Series A Convertible Preferred Stock then contributed the stock to the OWOL Founders Voting Trust. The Beneficiaries of the OWOL Founders Voting Trust are David N. Nemelka, Kelly M. Thayer and David
R. Nemelka. The shares held by the OWOL Founders Voting Trust are voted by David
N. Nemelka, the trustee of the OWOL Founders Voting Trust.

         Except as otherwise required by applicable law, all voting rights of the Company are vested in and exercised by the holders of the common stock and Series A Convertible Preferred Stock, voting as a single group, with each share of common stock being entitled to one (1) vote and each of the Series A Convertible Preferred shares being entitled to one hundred (100) votes. The Series A Preferred Stock holders have the ability to cast 30,000,000 of the votes entitled to vote at a meeting or other action of the stockholders. This does not take into consideration the additional shares of common stock that are directly or beneficially owned by the Series A Preferred Stock holders. As a result, the Series A Preferred Stock holders effectively have voting control of the Company with respect to all matters submitted to the vote of the stockholders. The concentration of voting control may also have the effect of impeding a non-negotiated change in control which result may or may not benefit stockholders. In addition, stockholders may be disadvantaged in the event matters are put to the stockholders for approval and the interests of the holder(s) of the Series A Preferred Stock are not similar to the interests of the stockholders generally.

         The holders of the Series A Convertible Preferred Stock have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series A Convertible Preferred Stock is not subject to any sinking fund or other obligations of the Company to redeem or retire the Series A Convertible Preferred Stock. No dividends shall be paid or accrue on the Series A Convertible Preferred Stock, unless declared by the board of directors.

         The Series A Convertible Preferred Stock ranks, with respect to right on liquidation, on parity with the common stock and with all future series of preferred stock established on or after the date hereof by the board of directors which does not expressly provide that it ranks senior to or junior to the Series A Convertible Preferred Stock as to rights on liquidations, winding-up and dissolution. Neither the sale or transfer of all or substantially all the assets of the Company, nor the merger or consolidation of the Company into or with any other corporation or a merger of any other corporation with or into the Company, will be deemed to be a liquidation, dissolution or winding up of the Company.

         The shares of Series A Convertible Preferred Stock are convertible into shares of common stock at the option of the holder in whole or in part at any time. The Series A Convertible Preferred Stock is convertible into common stock at a conversion rate of one share of Series A Convertible Preferred Stock for one share of common stock, subject to certain adjustments.

         If any transaction shall occur, including without limitations (i) any recapitalization or reclassifications of shares of common stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of the common stock),

(ii) any consolidation or merger of the Company with or into another entity or any merger of another entity into the Company (other than a merger that does not result in a reclassifications, conversion, exchange or cancellation of common stock), (iii) any sale or transfer of all of the assets of the Company, or (iv) any compulsory share exchange, pursuant to which any holders of common stock shall be entitled to receive other securities, cash or other property, then appropriate provisions shall be made so that the holder of each share of Series A Convertible Preferred Stock then outstanding shall have the right thereafter to convert such shares only into the kind and amount of the securities, cash or other property that would have been receivable upon such recapitalization, reclassification, consolidation, merger, sale, transfer, or share exchange by the holders of the number of shares of common stock issuable upon conversion of such Series A Convertible Preferred Stock immediately prior to such recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange.

         Mr. Nemelka, through a nominee has also entered into a Revolving Loan and Security Agreement with the Company that is described in Items 3 and 4 hereof.

Item 7. Materials to be Filed as Exhibits

         Exhibit 10.1 - Revolving Loan and Security Agreement.
         Exhibit 10.2 - Certificate of Designation of Series A Convertible
                        Preferred Stock
         Exhibit 10.3 - Form of Subscription Agreement Used in Connection with
                        Series A Convertible Preferred Stock Sales
         Exhibit 10.4 - OWOL Founders Voting Trust Agreement

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 Dated: February 16, 2001


                                                 /s/ David N. Nemelka
                                                 ---------------------------
                                                 David N. Nemelka

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